William N. Haddad
+1 212 479 6720
whaddad@cooley.com

December 16, 2015

Via EDGAR

Mr. Carlos Pacho

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	You On Demand Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2014 Filed March 30, 2015 Form 10-Q for Fiscal Quarter Ended June 30, 2015 Filed August 13, 2015 File No. 001-35561

Dear Mr. Pacho:

On behalf of our client, You On Demand Holdings, Inc., a Nevada corporation (the “Company”), we hereby provide responses to comments (the “Comments) of the staff of the U.S. Securities and Exchange Commission (the “Staff”) issued in a letter dated December 2, 2015 (the “Staff’s Letter”) regarding the Company’s above-referenced Form 10-K and Form 10-Q, as filed with the U.S. Securities and Exchange Commission (the “Commission”) on the above-referenced dates.

In order to facilitate your review, we have responded, on behalf of the Company, to the Comments set forth in the Staff’s Letter, on a point by point basis. The Comment is set forth below in bold font and our response follows the Comment.

Form 10-Q for the Fiscal Quarter Ended September 30, 2015

Revenues, page 27 and 29

1.	We noted your response to comment 1. Please disclose your discrete revenue streams which drove your revenue growth and the amounts attributable to each for all periods presented. Specifically, it does not appear that you recognized any significant revenues from minimum guarantee payments or your mobile apps during the third quarter, compared to the first six months of the year or the comparative 2014 period. If so, please tell us why.

Response to Comment No. 1

The Company respectfully advises the Staff that the Company considered both SEC guidance and interpretations on Management’s Discussion and Analysis disclosures and accounting guidance under ASC 280-10-50-40 for requirements on disclosure of discrete revenue streams. The Company considers its business activity to be provision of video content distribution and related services. Under this business activity, the Company distributes content and provides services across multiple platforms, either through the Company’s channel partners or directly to end-users, depending on the specific distribution platform. As the Company primarily distributes film content, the product and

Cooley LLP 1114 Avenue of the Americas New York, NY 10036
t: (212) 479-6000 f: (212) 479-6275 cooley.com

Mr. Carlos Pacho

Page Two

service the Company provides is homogenous across the different platforms. Therefore, while the Company enters into different types of revenue contracts, including nonrefundable minimum guarantee and revenue sharing contracts, the product and service provided is solely content distribution. Internally, as the Company considered the frequent intersection across platforms, the Company does not divide its sales function by separate revenue lines. The Company has one sales team that services all channel partners as well as one content and operations team to provide the video content and related services. All of the Company’s content distribution and services utilize the same content library and revenue is generated through different methods to recoup the Company’s content cost. Accordingly, the Company believes that it only engages in a single product or service and disclosure of more than one discrete revenue stream would not be appropriate for investors to understand the Company’s business and operations from the eyes of management.

The Company further advises the Staff that the Company provided information on types of revenue contracts in the Company’s previous response dated November 20, 2015 to help the Staff understand the cause behind the Company’s revenue growth for the year ended December 31, 2014. To assist the Staff in further understanding the Company’s revenue trends for the three and nine months ended September 30, 2015, the Company submits the following explanations.

For three months ended September 30, 2015, revenues decreased by $169,000, or 26%, compared to three months ended September 30, 2014, primarily due to a decrease in revenue generated from the Company’s mobile app. The Company discontinued marketing its then-existing mobile app in early July in anticipation of the launch of a new, full-featured app in replacement of the app previously out to market. However, delays in obtaining approval for the release of the iOS version of the new app caused overall delays in the Company’s planned launch of the new app, thereby resulting in a decrease in app subscriber numbers during the three months ended September 30, 2015. For the three months ended September 30, 2015, revenue generated from minimum guarantee payments was $174,000, or 37% of the Company’s total revenues, compared to $280,000, or 43% of total revenues, for the three months ended September 30, 2014. This insignificant period over period decrease of $106,000 was offset by an increase in revenue from other revenue contracts.

For the nine months ended September 30, 2015, revenue increased by approximately $2.0 million, or 209%, compared to nine months ended September 30, 2014, primarily due to an increase in revenue generated from the Company’s Internet Protocol Television (“IPTV”), mobile and Over-the-Top (“OTT”) distribution channels. From Q4 2014 to Q3 2015, the Company entered into contracts with six new mobile and OTT distribution partners, which generated revenue of approximately $1.2 million during the nine months ended September 30, 2015. The remaining revenue increase for the nine months ended September 30, 2015 was attributable to both new and existing cable and IPTV distribution partners. Revenue attributed to nonrefundable minimum guarantees contributed 37% of the $2.0 million year-over-year increase while revenue from other types of revenue contracts contributed 63% of the revenue increase.

2.	Please explain how “delays in the execution of certain new agreements” contributed to a revenue decline during the third quarter since per your response, you just had “entered into new distribution agreements with three nationwide cable operators and several new distribution partners in the mobile and OTT channels.” Further explain whether a “decline in monthly subscribers on some distribution platforms after the summer” may be indicative of a trend that could negatively impact your revenue outlook.

Response to Comment No. 2

The Company respectfully advises the Staff that while the Company entered into, and continues to enter into, distribution agreements across cable, IPTV, mobile and OTT channels, the

Cooley LLP 1114 Avenue of the Americas New York, NY 10036
t: (212) 479-6000 f: (212) 479-6275 cooley.com

Mr. Carlos Pacho

Page Three

timing and method in which these agreements are executed are largely influenced by the Company’s distribution partners. A description of the factors that affect the Company’s financial performance is disclosed on page 25 of our Form 10-Q for the Fiscal Quarter Ended September 30, 2015. Specifically for the three months ended September 30, 2015, delays in execution of certain new agreements were affected by:

1)	Increased competition from Internet video companies that have begun expanding into the OTT channel. Previously, large Internet video companies in the China market focused their distribution on video streaming websites and their own mobile apps. Due to the emergence of more advanced OTT technology which has recently been made more affordable by hardware manufacturers, these Internet video companies have started to put more emphasis on OTT content distribution. As the Company’s new and existing distribution partners gain access and enter into distribution deals with increasing number of content providers, overall service implementation has slowed due to increased time and efforts needed to coordinate with multiple content providers involved in the video distribution process.

2)	The Company’s ability to successfully coordinate with third party payment operators and hardware manufacturers. For certain IPTV and OTT distribution channels, the Company and its distribution partner must also involve telecom or third party payment operators to integrate its customer payment system, as well as the hardware manufacturer to ensure that the appropriate digital security and content protection software is installed. Any delays in implementing these key initial support functions by the payment system operator or hardware manufacturer, which are performed by our distribution partners and prior to our recognition of revenue, may cause delay in launch of the Company’s product and services.

3)	Changes in China’s regulatory environment. Over the past two years, the Chinese regulatory bodies have continued to play a significant role in regulating media, telecommunication and Internet industry, including imposing new laws and regulation over distribution of video content over television and Internet platforms. At the same time, interpretation and enforcement of these new laws and regulations involve significant uncertainty, and may significantly impact the operations of a single distribution platform or a whole distribution channel.

The Company respectfully advises the Staff that the Company does not believe that “the decline in monthly subscribers on some distribution platforms after the summer” to be indicative of a negative trend in the Company’s revenue outlooks. The Company believes that the decrease in revenue for the three months ended September 30, 2015 represents a temporary decline in the Company’s revenue due to factors explained in response to question #1 above.

Unaudited Consolidated Statements of Cash Flows, page 8

Liquidity and Capital Resources, page 31

3.	We note your response to comment 2 and your reference to your net-90 billing terms. Notwithstanding, we note the continued growth in your receivables which negatively impacted your cash flows. In particular, most of your billed revenues for the first half of the year remained outstanding through the nine months ended September 30, 2015 and appear to be significantly past due. Tell us the nature of the underlying revenues for such receivables and why they have not been paid. To the extent that a significant portion of these revenues relate to nonrefundable minimum guarantees, confirm to us that all required content subject to such guarantees has been delivered.

Cooley LLP 1114 Avenue of the Americas New York, NY 10036
t: (212) 479-6000 f: (212) 479-6275 cooley.com

Mr. Carlos Pacho

Page Four

Response to Comment No. 3

The Company respectfully advises the Staff that as of September 30, 2015, approximately 42% of the Company’s accounts receivable balance was attributed to revenue generated from nonrefundable minimum guarantees. The remaining 58% accounts receivable balance was attributed to other types of revenue contracts.

From the accounts receivable balance attributed to revenue generated from nonrefundable minimum guarantees, approximately $847,000, or 33% of total account receivable, was attributed to nonrefundable minimum guarantees that was recognized as revenue for the six months ended June 30, 2015, approximately $181,000, or 7% of total accounts receivable, was related to revenue recognized for the three months ended September 30, 2015, and approximately $63,000, or 2% of total accounts receivables, was related to revenue recognized prior to 2015. The portion of these receivable that was outstanding past the Company’s net-90 days billing term was primarily related to three major distribution partners. As these three distribution partners are large in size, have a strong reputation within the industry and have a continuing relationship with the Company, the Company believe that they have the ability to make payment. The Company is of the view that these delays in payment is not unusual in the market in which the Company operates. The Company confirms to the Staff that revenue from nonrefundable minimum guarantees are recognized after all required content subject to such guarantees have been delivered.

For accounts receivable attributed to other revenue contracts, the Company also experienced short delays from when VOD transaction statements were received and revenue recognized, and when payment was received by the Company. For the Company’s IPTV, mobile and OTT distribution channels, payment is collected from the end-user by a third-party payment operator prior to delivery of content or service. Subsequently, the third party payment operators provide the Company and its distribution partner with VOD transaction statements, and the Company recognizes revenue once the VOD transaction statements have been received and verified. Once the VOD transaction statements are verified by both the Company and its distribution partner, payment is remitted to the Company by its distribution partner. While the Company experienced some initial processing delays in receiving payment, the Company has subsequently been able to collect payments on a regular basis.

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Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 479-6720.

Sincerely,

/s/ William N. Haddad
William N. Haddad

Cooley LLP 1114 Avenue of the Americas New York, NY 10036
t: (212) 479-6000 f: (212) 479-6275 cooley.com